United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

The Stars Group Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

85570W100

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85570W100	Schedule 13G	Page 1 of 13

1	Names of Reporting Persons CVC European Equity V Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Jersey
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person CO

CUSIP No. 85570W100	Schedule 13G	Page 2 of 13

1	Names of Reporting Persons CVC European Equity Partners V (A) L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person PN

CUSIP No. 85570W100	Schedule 13G	Page 3 of 13

1	Names of Reporting Persons CVC European Equity Partners V (B) L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person PN

CUSIP No. 85570W100	Schedule 13G	Page 4 of 13

1	Names of Reporting Persons CVC European Equity Partners V (C) L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person PN

CUSIP No. 85570W100	Schedule 13G	Page 5 of 13

1	Names of Reporting Persons CVC European Equity Partners V (D) L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person PN

CUSIP No. 85570W100	Schedule 13G	Page 6 of 13

1	Names of Reporting Persons CVC European Equity Partners V (E) L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person PN

CUSIP No. 85570W100	Schedule 13G	Page 7 of 13

1	Names of Reporting Persons Cyan Blue Jerseyco Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Jersey
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person CO

CUSIP No. 85570W100	Schedule 13G	Page 8 of 13

ITEM 1.	(a)	Name of Issuer:

The Stars Group Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

200 Bay Street South Tower, Suite 3205 Toronto, Ontario, Canada M5J 2J3

ITEM 2.	(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

CVC European Equity V Limited

CVC European Equity Partners V (A) L.P.

CVC European Equity Partners V (B) L.P.

CVC European Equity Partners V (C) L.P.

CVC European Equity Partners V (D) L.P.

CVC European Equity Partners V (E) L.P.

Cyan Blue Jerseyco Limited (“Cyan Blue”)

	(b)	Address or Principal Business Office:

The address of the principal office of CVC European Equity V Limited and Cyan Blue is 27 Esplanade, St Helier, Jersey JE1 1SG. The address of the principal office of CVC European Equity Partners V (A) L.P., CVC European Equity Partners V (B) L.P., CVC European Equity Partners V (C) L.P., CVC European Equity Partners V (D) L.P. and CVC European Equity Partners V (E) L.P. is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman, KY1-9005, Cayman Islands.

	(c)	Citizenship of each Reporting Person is:

CVC European Equity V Limited and Cyan Blue are private limited companies incorporated under the laws of Jersey. Each of CVC European Equity Partners V (A) L.P., CVC European Equity Partners V (B) L.P., CVC European Equity Partners V (C) L.P., CVC European Equity Partners V (D) L.P. and CVC European Equity Partners V (E) L.P. is an exempted limited partnership organized under the laws of the Cayman Island.

	(d)	Title of Class of Securities:

Common Shares, no par value (“Common Shares”).

CUSIP No. 85570W100	Schedule 13G	Page 9 of 13

(e) CUSIP Number:

85570W100

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a) Amount beneficially owned:

This amendment to Schedule 13G is being filed on behalf of the Reporting Persons to report that, as of February 10, 2020, the Reporting Persons do not beneficially own any Common Shares.

(b) Percent of Class:

See Item 4(a) hereof.

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 0

(ii)  shared power to vote or to direct the vote: 0

(iii)  sole power to dispose or to direct the disposition of: 0

(iv) shared power to dispose or to direct the disposition of: 0

ITEM 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

CUSIP No. 85570W100	Schedule 13G	Page 10 of 13

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 85570W100	Schedule 13G	Page 11 of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2020

CVC European Equity V Limited

By:	/s/ Carl John Hansen
Name:	Carl John Hansen
Title:	Director

CVC European Equity Partners V (A), L.P.
By: CVC European Equity V Limited, its general partners

By:	/s/ Carl John Hansen
Name:	Carl John Hansen
Title:	Director

CVC European Equity Partners V (B), L.P.
By: CVC European Equity V Limited, its general partner

By:	/s/ Carl John Hansen
Name:	Carl John Hansen
Title:	Director

CVC European Equity Partners V (C), L.P.
By: CVC European Equity V Limited, its general partner

By:	/s/ Carl John Hansen
Name:	Carl John Hansen
Title:	Director

CVC European Equity Partners V (D), L.P.
By: CVC European Equity V Limited, its general partner

By:	/s/ Carl John Hansen
Name:	Carl John Hansen
Title:	Director

CUSIP No. 85570W100	Schedule 13G	Page 12 of 13

CVC European Equity Partners V (E), L.P.
By: CVC European Equity V Limited, its general partner

By:	/s/ Carl John Hansen
Name:	Carl John Hansen
Title:	Director

Cyan Blue Jerseyco Limited

By:	/s/ Carl John Hansen
Name:	Carl John Hansen
Title:	Director

CUSIP No. 85570W100	Schedule 13G	Page 13 of 13

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons on July 20, 2018).